UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2023

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On February 15, 2023, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), issued a press release announcing the issuance of an Israeli patent providing added intellectual property protection in Israel into at least 2037, with claims covering the use of for Allocetra™ for prevention or amelioration of cytokine storms in cancer patients receiving CAR-T therapy, as well as in patients whose cytokine storms result from infectious diseases or non-infectious sources. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Exhibit No.

99.1	Press Release issued by Enlivex Therapeutics Ltd. on February 15, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: February 15, 2023

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